

**Ken Hanks**
*Chief Financial Officer*

*Email: khanks@swst.com*
*Direct Line: 214-859-6610*
*Direct Fax: 214-859-9309*

August 8, 2005

Mr. John P. Nolan
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA Facsimile 202-551-3447
and U. S. Mail

Re:    Comment letter dated August 2, 2005
       SWS Group, Inc.
       Form 10-K filed September 8, 2004
       File No. 000-19483

Dear Mr. Nolan:

SWS Group received the above referenced comment letter and began addressing all comments
immediately. Our FYE 2005 10-K is due on September 6, 2005 and therefore must be the
company's priority. We are currently reviewing the FYE 2005 10-K with regard to all comments
contained in your letter.

In order to focus primarily on the FYE 2005 10-K we will not be able to provide a
comprehensive formal response to your comment letter by August 16, 2005 which is the 10
business day time period requested. However, we will make every effort to submit a full
response by August 26, 2005.

In the interim, pursuant to a conversation with Edwin Adames, SEC Senior Staff Accountant, we
may submit responses to various selected comments contained in the letter. In this manner we
may more effectively accomplish the goal of accurate and adequate disclosure.

Sincerely,

Kenneth R. Hanks
Chief Financial Officer

cc:    Edwin Adames
       Senior Staff Accountant, SEC